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                               September 3, 2020

       Hong Wang
       Chief Executive Officer
       United World Holding Group Ltd.
       c/o United Culture Exchange (Beijing) Co., Ltd.
       28 Dongjiaomin Lane
       Tower 1, Suite 3-AP301
       Dongcheng District, Beijing, PRC 100006

                                                        Re: United World
Holding Group Ltd.
                                                            Post-Effective
Amendment No. 3 to Registration Statement on Form F-1
                                                            Filed August 21,
2020
                                                            File No. 333-229310

       Dear Mr. Wang:

              We have reviewed your post-effective amendment and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

       Post-Effective Amendment No. 3 to Registration Statement on Form F-1

       General

   1. It appears that your shares are quoted on the OTC Pink. Please note that the OTC Pink marketplace is not an
established public trading market into which selling stockholders may offer and sell
their shares at other than a fixed price. Accordingly, please revise your cover page disclosure,
and make corresponding changes elsewhere in the prospectus, to disclose a fixed price
at which shares will be sold until your shares are listed on a national securities exchange or
quoted on the OTC Bulletin Board, OTCQX or OTCQB, at which
                                                        time they may be sold
at prevailing market prices or in privately negotiated transactions.
                                                        Refer to Item 501(b)(3)
of Regulation S-K.
 Hong Wang
United World Holding Group Ltd.
September 3, 2020
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Daniel Morris at (202) 551-3314 or Mara Ransom at (202) 551-3264 with other questions.



                                                          Sincerely,
FirstName LastNameHong Wang
                                                          Division of
Corporation Finance
Comapany NameUnited World Holding Group Ltd.
                                                          Office of Trade &
Services
September 3, 2020 Page 2
cc:       Jason Ye
FirstName LastName